UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CRUCIAL INNOVATIONS CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

0001766016

(CUSIP Number)

Miroslaw Gorny

The Consulting Agency LLC

2630 W. Broward Blvd., Suite 203-581

Fort Lauderdale, FL 33312

(858) 774-8077

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 0011766016

SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) The Consulting Agency LLC 2630 W. Broward Blvd. Suite 203-581 Fort Lauderdale, FL 33312 85-2100263
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 10,000,000
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially owned by Each Reporting Person 10,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.85
14.	Type of Reporting Person OO

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CUSIP No. 0001766016

SCHEDULE 13D

Item 1. Security and Issuer

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.0001 per share (the “Shares”), of Crucial Innovations Corp., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 3773 Howard Hughes Parkway, Suite 500S, Las Vegas, NV 89169.

Item 2. Identity and Background

(a) This Statement on Schedule 13D is filed by on behalf of The Consulting Agency LLC, a Florida limited liability company, whose Control Person is Miroslaw Gorny, President.

(b) The address of the Reporting Person is 2630 W. Broward Blvd., Suite 203-581, Fort Lauderdale, FL 33312.

(c) The Principal Business of the Reporting Person business consulting.

(d) During the last five (5) years, neither the Reporting Person nor its Control Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, neither the Reporting Person nor its Control Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 9, 2020, the Issuer caused the issuance to the Reporting Person of 10,000,000 restricted shares of Common Stock, $0.0001 par value per share, of Crucial Innovations Corp upon settlement of debt by the Reporting Person in the amount of $16,603. The debt was acquired on October 12, 2020 by the Reporting Person from Reinis Kosins, the then sole officer and director of the Issuer.

Reference is made to the Current Report on Form 8-K which was filed by the Issuer with the Securities and Exchange Commission on November 17, 2020.

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CUSIP No. 0001766016

SCHEDULE 13D

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person has no further plans which would relate to or result in, other than in the ordinary course of business:

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that on November 9, 2020 there was a change of officers and directors [Reference is made to the Current Report on Form 8-K which was filed by the Issuer with the Securities and Exchange Commission on November 17, 2020];

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any other action similar to those enumerated above.

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CUSIP No. 0001766016

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person owns 10,000,000 restricted shares of Common Stock, which, as of the date hereof, constitutes 30.85% of the issued and outstanding shares of Common Stock.

(b) The Reporting person has the sole power to vote and to dispose of the 10,000,000 shares of the Common Stock of the Issuer.

(c) The Reporting Person has not affected, within the last sixty (60) days, any transactions involving the shares of the Issuer's Common Stock other than those which are the subject of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3, above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Consulting Agency LLC

Dated: May 11, 2021	By:	/s/ Miroslaw Gorny
Miroslaw Gorny, President

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